DGAP-News: AIXTRON SE / Key word(s): Quarterly / Interim Statement/Incoming Orders
AIXTRON: Order intake and order backlog increased significantly in Q1/2016 / Guidance for 2016 confirmed despite slow start to the year

26.04.2016 / 07:33
The issuer is solely responsible for the content of this announcement.

AIXTRON: Order intake and order backlog increased significantly in Q1/2016

Guidance for 2016 confirmed despite slow start to the year

Herzogenrath/Germany, April 26, 2016 - AIXTRON SE (FSE: AIXA; NASDAQ: AIXG) a leading provider of deposition equipment to the semiconductor industry, today announced financial results for the first quarter 2016.

Compared to the previous quarter, total order intake in Q1/2016 improved by 42% to EUR 44.4m (Q1/2015: EUR 48.9m; Q4/2015: EUR 31.3m) which is mainly attributable to stronger demand for AIXTRONs planetary reactor technology across a variety of applications. Equipment order backlog in the first quarter 2016 also increased significantly by 58% to EUR 67.7m (December 31, 2015: EUR 42.9m) . This development supports the revenue growth expectation for the remainder of 2016. Consequently, Management reiterates the full year 2016 guidance given in February 2016 despite a slow start to the year.

In line with the low order backlog as of December 31, 2015, Q1/2016 total revenues decreased to EUR 21.4m (Q1/2015: EUR 40.3m; Q4/2015: EUR 62.5m) .

When comparing Q1/2016 EBIT to the same quarter in 2015 (Q1/2016: EUR -14.7m; Q1/2015: EUR -8.8m), the EUR 1.3m quarterly operating cost of PlasmaSi acquired in Q2/2015 as well as a comparative negative difference due to currency related translational and valuation effects of ca. EUR 4.7m at quarter end have to be taken into consideration. Taking these effects into account, the negative low volume and underutilization related effects in Q1/2016 had been offset by a more favorable product-mix, better productivity and cost control.

Free cash flow in Q1/2016 improved by 42% against the previous quarter (Q1/2016:
EUR -20.3m; Q1/2015: EUR -12.1m; Q4/2015: EUR -35.0m) . Free cash flow would have been close to break-even without the payment of the second installment of the agreed return of advance payments to San'an Optoelectronics.

Key Financials

	2016	2015	+/-	2016	2015	+/-
(in EUR million)	Q1	Q1		Q1	Q4
Revenues	21.4	40.3	-47%	21.4	62.5	-66%
Gross profit	3.1	8.8	-65%	3.1	19.6	-84%
Gross margin	15%	22%	-7pp	15%	31%	-16pp
Earnings before interest, tax, depreciation and amortization (EBITDA)	-11.7	-6.4	-83%	-11.7	1.3	n/a
Operating result (EBIT)	-14.7	-8.8	-67%	-14.7	-1.5	n/a
EBIT margin	-69%	-22%	-47pp	-69%	-2%	-67pp
Net result	-15.5	-9.5	-63%	-15.5	-1.9	n/a
Net result margin	-72%	-23%	-49pp	-72%	-3%	-69pp
Net result per share - basic (EUR)	-0.14	-0.08	-75%	-0.14	-0.02	n/a
Net result per share - diluted (EUR)	-0.14	-0.08	-75%	-0.14	-0.02	n/a
Free Cash Flow FCF*	-20.3	-12.1	-68%	-20.3	-35.0	42%
Total order intake	44.4	48.9	-9%	44.4	31.3	42%
Equipment order backlog (end of period)	67.7	79.0	-14%	67.7	42.9	58%

*Operating CF + Investing CF + Changes in Cash Deposits, adjusted for acquisition effects
(upfront payments and loan)

Business Development

There were positive developments in the business particularly in the semiconductors for optoelectronics and power electronics businesses which was caused by growing demand for high-performance and energy-efficient components for use in markets such as communications, data storage and electric mobility. In addition, we saw increased demand for production systems for red-orange-yellow (ROY) LEDs in Q1/2016. Demand for tools in the silicon area was slow but we anticipate a recovery in the coming quarters.

As described above, revenues in Q1/2016 came in at EUR 21.4m (Q1/2015: EUR 40.3m; Q4/2015: EUR 62.5m) . The reason for this was in particular the weak demand for production systems for gallium nitride-based LED applications and the related low order intake in Q3/2015 and Q4/2015.

The year-on-year as well as the sequential decrease of cost of sales in Q1/2016, mainly attributable to the low revenue level, was partially offset by costs of capacity under-utilization and negative currency valuation impacts. Year-on-year, cost of sales were down by 42% and compared to the previous quarter they were down 57% (Q1/2015: EUR 31.5m; Q4/2015: EUR 42.8m) ..

Against the background of low revenues and despite a favorable product mix, Q1/2016 gross profit was low at EUR 3.1m representing a gross margin of 15% (Q4/2015: EUR 19.6m; 31% gross margin).

Operating expenses in Q1/2016 were largely stable at EUR 17.8m versus EUR 17.6m in Q1/2015. The additional costs from PlasmaSi and the comparative negative currency effects were offset by higher productivity, better cost control and a contractual settlement. Compared to the previous quarter (Q4/2015: EUR 21.1m), operating costs were 16% lower, mainly due to better productivity and more favorable net other operating income and expenses.

The development mentioned above led to a decrease in EBITDA (Q1/2016: EUR -11.7m; Q1/2015: EUR -6.4m; Q4/2015: EUR 1.3m) as well as in EBIT in the first quarter 2016.

The net result for Q1/2016 amounted to EUR -15.5m which was below both the level of the previous year as well as the previous quarter (Q1/2015: EUR -9.5m; Q4/2015: EUR -1.9m) .

Despite the already mentioned repayment to San'an and an agreed milestone payment of EUR 4.1m for the purchase of PlasmaSi which was acquired in 2015, cash and cash equivalents (including cash deposits with a maturity of more than three months) were at EUR 181.9m as of March 31, 2016 (March 31, 2015: EUR 263.2m; December 31, 2015: EUR 209.4m) .

Management Review

"Based on the order backlog as of December 31, 2015, Q1/2016 developed on a modest scale. As a result it has been more important than ever to increase productivity as well as to control costs", says Martin Goetzeler, President and CEO of AIXTRON SE.

"The significant increase in our order intake in the first three months of 2016 demonstrates that we were able to convince our customers with our system technologies for the production of future-oriented materials such as gallium nitride-on-silicon, silicon carbide or graphene in particular. In the area of opto and power electronics, we have performed well with our planetary systems, especially with our AIX G5+ C cluster tool and our revised AIX G4-TM system. Furthermore, we put great emphasis on cooperation projects with leading research institutions such as imec and Institut Lafayette. Thus, we support our goal to achieve a diversified technology and product portfolio."

Guidance

The revenue development in the first three months of 2016 reflected the order backlog at the end of 2015. Total order intake in Q1/2016 was significantly higher compared to the previous quarter supporting Managements' expectation of revenue growth for the remainder of 2016. Consequently, Management reiterates the full year 2016 guidance given in February 2016.

Based on the assessment on AIXTRON's current order situation, including current risks and opportunities as well as on the internal budget rate of USD/EUR 1.10, Management expects for fiscal year 2016 to achieve revenues between EUR 170 and 200 million with a significantly stronger revenue generation in the second half of 2016 compared to the first half of 2016. Currency adjusted, order intake (in Euros) is expected to be at the same level as in fiscal year 2015.

Based on the internal budget rate of USD/EUR 1.10 and depending on the successful completion of qualification processes, market entry efforts as well as the achievement of revenues at the high end of the revenue guidance range, Management expects to achieve another improvement of results in 2016. EBITDA, EBIT, net result and free cash flow are expected to improve slightly compared to 2015 but to remain negative for the full year 2016. Management expects to report a positive EBITDA for full year 2017.

New Format of Quarterly Reporting

In 2015, Germany eliminated the obligation for quarterly reporting of public companies following European regulation changes abolishing the requirement for quarterly reporting of listed companies in the EU. Pursuant to Sect. 51 a of the Exchange Rules for the Frankfurt Stock Exchange ("BörsO FWB"), all issuers in Prime Standard have the choice to either voluntarily prepare a Quarterly Financial Report or a shortened Quarterly Statement for the first and third quarter of each financial year in the German and English languages. For more details on the reporting obligations, please refer to the homepage of the Frankfurt Stock Exchange at www.deutsche-boerse-cash-market.com/dbcm-en/primary-market/being-public/ipo-line-being-public/prime-standard.

AIXTRON has decided to provide a shortened Quarterly Statement pursuant to Sect. 51 a of the BörsO FWB.

Financial Tables

The Q1/2016 results presentation will be available at http://www.aixtron.com/en/investors/ir-presentation. The consolidated financial statements (statement of financial position, income statement, cash flow statement, statement of changes in equity) relating to this press release are available at http://www.aixtron.com/en/investors/financial-reports/ as part of AIXTRON's quarterly financial report for the first quarter of 2016.

Investor Conference Call

AIXTRON will host a financial analyst and investor conference call on Tuesday, April 26, 2016, 3:00 p.m. CEST (6:00 a.m. PDT, 9:00 a.m. EDT) to review the first quarter 2016 results. From 2:45 p.m. CEST (5:45 a.m. PDT, 8:45 a.m. EDT) you may dial in to the call at +49 (69) 247501-899 or +1 (212) 444-0297. A conference call audio replay or a transcript of the conference call will be available at http://www.aixtron.com/en/investors/events/conference-call/ following the conference call.

Contact:

Guido Pickert
Investor Relations and Corporate Communications
T: +49 (2407) 9030-444
F: +49 (2407) 9030-445
invest@aixtron.com

For further information on AIXTRON SE (FSE: AIXA, ISIN DE000A0WMPJ6; NASDAQ: AIXG, ISIN US0096061041) please consult our website at: www.aixtron.com.

Our registered trademarks: AIXACT(R), AIXTRON(R), Atomic Level SolutionS(R), Close Coupled Showerhead(R), CRIUS(R), Gas Foil Rotation(R), Optacap(TM), OVPD(R), Planetary Reactor(R), PVPD(R), TriJet(R)

Forward-Looking Statements

This document may contain forward-looking statements regarding the business, results of operations, financial condition and earnings outlook of AIXTRON within the meaning of the safe harbor provisions of the US Private Securities Litigation Reform Act of 1995. These statements may be identified by words such as "may", "will", "expect", "anticipate", "contemplate", "intend", "plan", "believe", "continue" and "estimate" and variations of such words or similar expressions. These forward-looking statements are based on our current views and assumptions and are subject to risks and uncertainties. You should not place undue reliance on these forward-looking statements. Actual results and trends may differ materially from those reflected in our forward-looking statements. This could result from a variety of factors, such as actual customer orders received by AIXTRON, the level of demand for deposition technology in the market, the timing of final acceptance of products by customers, the condition of financial markets and access to financing for AIXTRON, general conditions in the market for deposition plants and macroeconomic conditions, cancellations, rescheduling or delays in product shipments, production capacity constraints, extended sales and qualification cycles, difficulties in the production process, the general development in the semi-conductor industry, increased competition, fluctuations in exchange rates, availability of public funding, fluctuations and/or changes in interest rates, delays in developing and marketing new products, a deterioration of the general economic situation and any other factors discussed in any reports or other announcements filed by AIXTRON with the U.S. Securities and Exchange Commission. Any forward-looking statements contained in this document are based on current expectations and projections of the executive board and on information currently available to it and are made as at the date hereof. AIXTRON undertakes no obligation to revise or update any forward-looking statements as a result of new information, future events or otherwise, unless expressly required to do so by law.

26.04.2016 Dissemination of a Corporate News, transmitted by DGAP - a service of EQS Group AG.
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Language:	English
Company:	AIXTRON SE
Dornkaulstraße 2
52134 Herzogenrath
Germany
Phone:	+49 (2407) 9030-0
Fax:	+49 (2407) 9030-40
E-mail:	invest@aixtron.com
Internet:	www.aixtron.com
ISIN:	DE000A0WMPJ6, US0096061041

WKN:	A0WMPJ, A0D82P
Indices:	TecDAX
Regulated Market in Frankfurt (Prime Standard); Regulated Unofficial Market in Berlin, Dusseldorf, Munich, Stuttgart; Terminbörse
Listed:	EUREX; Nasdaq

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457597 26.04.2016